Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of MCAP Acquisition Corporation (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-252607) of our report dated December 31, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of MCAP Acquisition Corporation as of December 21, 2020 and for the period from November 12, 2020 (inception) through December 21, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

February 12, 2021